December 12, 1997





Mr. Larry McCurdy
President and Chief Executive Officer
Echlin Inc.
100 Double Beach Road
Branford, CT  06405

Dear Larry:

Thanks for calling this afternoon to report on the results of your meeting earlier today. I was pleased to hear that you intend to bring our proposal to your Board of Directors next week for their consideration. I thought it would be helpful to summarize my thoughts in a format that you could present to them.

Since my first meeting with Trevor Jones in February, I have felt strongly that a strategic merger of SPX and Echlin would be a "win-win" situation for our shareholders, customers and employees. I thought that our meeting last month in Las Vegas, the meeting between Patrick O'Leary and Bob Tobey, and our subsequent phone conversations had been comprehensive, candid, and productive. I am writing this letter in the hope that I can convey to you and your Board of Directors the merits of our proposal, and my strong desire to progress towards a mutually beneficial transaction.

This letter outlines the details of our proposal for a strategic combination of Echlin and SPX. It does not constitute an offer to buy or merge with your company. SPX has every intention of keeping this letter confidential and we request that you and your Board also maintain confidentiality.

As we discussed, SPX is thinking of a price for Echlin shares in the $40's range, which would be paid in a combination of cash and SPX stock. At this level, Echlin shareholders would realize an immediate premium in excess of 30% over the current trading price. If there is additional value in your company that we have not identified, we are open to revising our thinking. We would welcome the opportunity to be persuaded by you that there is additional value in Echlin shares.

At a 75/25 ratio of stock to cash, Echlin shareholders would maintain approximately a 70% ownership of the new entity, sharing in the upside inherent in both SPX and Echlin. In addition, the stock portion of the transaction would be tax free.

This proposed transaction would provide your shareholders with two powerful benefits: (1) IMMEDIATE PAYMENT OF A SUBSTANTIAL PREMIUM FOR THEIR SHARES IN CASH AND TRADEABLE SECURITIES, AS WELL AS (2) THE OPPORTUNITY TO BENEFIT FROM THE SUCCESS OF THE COMBINED COMPANY GOING FORWARD.

I have outlined our current thinking below in a question and answer format. I believe that this format clearly communicates the benefits of our proposal to all Echlin stakeholders and forms the basis for continued discussion:

  () WHAT IS THE STRATEGIC RATIONALE OF THE PROPOSED COMBINATION OF ECHLIN AND SPX?
      Consolidation is occurring at all points of the vehicle service value chain. SPX's strength in special service warranty tools, OEM dealer distribution, diagnostic and emissions testing equipment, service and owners' manual development, and vehicle component manufacturing are a great fit with Echlin's aftermarket parts business.

  () Access to aftermarket parts is only one critical element of the fully integrated vehicle service process. Consolidation of vehicle service locations, growth of mega dealerships, and increasing complexity of vehicles are market trends that drive integration of the vehicle service lifecycle. Both Echlin and SPX need to proactively address this integration trend, or market forces will take over.

  ()  WHAT WOULD THE COMBINED ENTITY LOOK LIKE ON A PRO FORMA BASIS?
      The revenue of the combined entity would exceed $4.5 billion, leading to a rank of 300th in the Fortune 500. The revenue split would be 53% aftermarket parts, 32% OEM components, and 15% service tools and equipment. The increased size, coupled with an ideal mix of businesses to support the market driven trend towards integration of the vehicle service process, will result in an entity that is ideally positioned for future growth and profitability.

  ()  WHY IS SPX THE RIGHT PARTNER?
      In addition to the strategic fit, the operational turnaround underway for the last two years at SPX mirrors the challenges faced by the Echlin leadership team today. During the last two years, SPX stock has appreciated by over 350% while Echlin shares have declined by over 15% during the same period.

  () Another similarity between our two organizations is our mutual belief in the principles of EVA as a method to maximize shareholder wealth. The SPX leadership team successfully implemented EVA in less than six months and had over 75% of all associates on an EVA incentive pay system within the first year.

We implemented an Operational  Excellence  program in all businesses  that has
resulted  in  shorter   cycle   times,   lower   inventories,   and   improved
profitability.  Our OE components businesses now have 14% operating margins.

In addition, we have instituted a series of shareholder friendly actions including a Dutch Auction tender offer and open market repurchases.

Our rapid execution of improvement plans has paid off in operational results. We expect our 1997 EPS to reflect an improvement of nearly 70% over 1996 and we are forecasting an additional 28% increase for 1998. Analysts' 12-month Echlin prices for SPX stock are in the range of $85 to $100.

SPX has created over $700 million in market value for its shareholders in the last two years through rapid execution of an operational and strategic turnaround. Echlin has announced similar turnaround plans, but the execution has not yet resulted in the creation of shareholder wealth.

The turnaround experience of the SPX leadership team, coupled with the industry expertise of Echlin management, can accelerate the improvements underway at both companies. Both SPX and Echlin shareholders can participate in the upside resulting from performance improvements within the new combined entity.

()    DOES SPX HAVE FINANCIAL RESOURCES TO COMPLETE A TRANSACTION?
      The combined entity will have EBITDA approaching $500 million, thus supporting nearly $3 billion in debt. After discussions with several potential financing sources, we are very confident in our ability to obtain the capital necessary to fund the cash portion of a cash/stock transaction.

() ECHLIN SHARES ARE UNDERVALUED AND MANAGEMENT HAS PLANS IN PLACE TO INCREASE SHAREHOLDER WEALTH OVER THE NEXT SEVERAL YEARS. WHAT IS THE BENEFIT FOR ECHLIN SHAREHOLDERS OF A TRANSACTION WITH SPX NOW?
      We are not proposing a cash transaction where shareholders are asked to sell out for a bargain price, leaving the new owner to reap all of the upside in the company. Rather, what we are proposing is a business combination of the two companies. Echlin shareholders will realize a substantial, immediate premium. Even more importantly, they will share in the significant future upside by owning approximately 70% of the newly created combined entity.

() The proposed transaction increases the likelihood that Echlin shareholders will realize the upside in Echlin, as well as benefit from the upside inherent in SPX. Echlin shares have not appreciated, in spite of the restructuring plans and management changes that have been recently implemented, and have never traded over $40 per share. In fact, the stock has declined by over 15% during the last two years.

() At the same time, SPX has appreciated over 350% and the S&P 500 has increased 60%. There is significant upside in SPX shares, and we continue to believe that our stock is undervalued. Our execution of operational improvements, including the implementation of EVA, has rapidly improved all operating measurements. Analysts' 12-month Echlin prices range up to $100 per share.

() There is significant opportunity to create shareholder value for the shareholders of both companies, but only with exceptional execution of turnaround plans. Combining the management teams of SPX and Echlin increases the likelihood of a successful execution of these plans.

() There is no reason to wait. The sooner the transaction is completed, the sooner both sets of shareholders begin to benefit. Even if Echlin shares begin to appreciate due to improved profitability from your restructuring plans, it doesn't diminish the merits of our proposal. Your shareholders would get a significant premium and an opportunity to share in the upside of both Echlin and SPX.

()    WHAT IS THE IMPACT ON ECHLIN'S CORPORATE IDENTITY?
      Wall Street is confident in SPX's ability to execute a turnaround and increase shareholder wealth. Therefore, to maximize the value to shareholders of the combined entity, it is critical that SPX be seen as the acquirer in any strategic merger with Echlin. However, we are open to the possibility of maintaining the Echlin name in association with all or part of the new entity.

()    WHAT IS THE IMPACT ON ECHLIN DIRECTORS, OFFICERS, AND EMPLOYEES?
      To maximize the value to both sets of shareholders, it is essential that I be Chairman and CEO of the combined entity. However, SPX values the industry expertise that Echlin management would bring to the combined team. We are confident that we can develop an approach to governance of the combined entity that takes into consideration the significant stake that your shareholders will have in that company.

The most logical next step would appear to be for our respective teams to undertake an intensive analysis with valuation of the proposed transaction in mind. As I mentioned earlier, we are receptive to being convinced by you that Echlin shares have a value greater than we have already identified. I suggest that our companies retain Joel Stern of Stern Stewart & Company to assist with this valuation analysis. Joel is an independent third party that is familiar with both of our organizations.

I am delighted that our discussions up to this point have resulted in your agreement to present the idea of a strategic business combination with SPX to your Board. I hope that this letter will facilitate that presentation, in fact I suggest you share a copy of it with the Board. We view our proposal as a strategic combination of SPX and Echlin, rather than an acquisition of your company. My strong preference is for us to enter into discussions with the goal of negotiating and entering into a definitive business combination agreement as quickly as possible.

I am also prepared to meet with and make a presentation to your Board of Directors about any and all aspects of the proposed transaction. I have discussed the matter with my Board of Directors and have their full support to pursue the transaction.

I look forward to hearing from you after your Board Meeting next week.

Sincerely,

/s/ John B. Blystone
John B. Blystone
Chairman, President & CEO

jep/JBB/Echlin

Enclosures